McElroy, Deutsch, Mulvaney & Carpenter, LLP

ATTORNEYS AT LAW

1617 JOHN F. KENNEDY BOULEVARD
SUITE 1500
PHILADELPHIA, PA 19103-1815
(215) 557-2900
FACSIMILE (215) 557-2990/2991

SUZANNE DELLA VALLA JONES
Direct Dial: (215) 557-2949
sjones@mdmc-law.com

April 30, 2009

VIA FEDERAL EXPRESS
Jay Williamson, Esq.
United States Securities and Exchange Commission
100 F. Street, North East
Washington, DC 20549

Re: **Singer Financial Corp.**
   Offering Circular on Form 1-A
   File No. 024-10211
   Amendment Filed 4/1/09

Dear Mr. Williamson:

   This will address comments raised by your correspondence directed to Singer Financial Corp. ("Singer") dated April 20, 2009 with respect to the above-referenced Offering.

   In response to your April 20, 2009 correspondence Comment 1, Singer proposes to <u>replace</u> the first two paragraphs in the Offering Statement dated March 30, 2009, **"Interest Rates and Payment"** section on **page 19**, with the following two paragraphs:

"The interest rate for each Certificate is based on the following formula and varies according to the term of the Certificate as follows:

1 Year Certificate Rate = (1 Year T-Bill + 4.25%) +/- fifty basis points
3 Year Certificate Rate = (3 Year T-Bill + 4.25%) +/- fifty basis points
5 Year Certificate Rate = (5 Year T-Bill + 4.25%) +/- fifty basis points
7 Year Certificate Rate = (7 Year T-Bill + 4.75%) +/- fifty basis points
10 Year Certificate Rate = (10 Year T-Bill + 4.75%) +/- fifty basis points
15 Year Certificate Rate = (20 Year T-Bill + 4.75%) +/- fifty basis points

MCELROY, DEUTSCH , MULVANEY & CARPENTER, LLP

"T-Bill" is defined as the "Constant Maturity Treasury Bill Monthly Average Yield." The source of the T-Bill yield data will be the Federal Reserve, or a similar credible source.

The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T-Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last Friday of that month. Interest is calculated and accrues daily. To determine the current rates, prospective investors in the Certificates should call the Company at (215) 893-9722."

In response to your April 20, 2009 correspondence Comment 2, Singer proposes to add the following paragraph at the end of the "Loan Portfolio" section on **page 12**:

"The Company is aware of the current increase in the number of residential mortgage foreclosures in the market in the Philadelphia area. As a result, the Company is focusing on making mainly commercial loans until the residential real estate market rebounds and the number of residential mortgage foreclosures in the area levels off. The Company's current loan portfolio contains, and will continue to contain, a large majority of commercial loans."

Please advise me as soon as possible if these modifications meet the Commission's approval. If you need anything further, please do not hesitate to contact me. Thank you for your assistance.

Very truly yours,



Suzanne DellaValla Jones

Copy to: Mr. Paul Singer, President, Singer Financial Corp.